1038621

FORM 6-K

3-31-02

02030312

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of MARCH, 2002

MADISON ENTERPRISES CORP. (File #0-29250)
(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9
(Address of principal executive offices)



**Attachments:**

1. News release dated March 5, 2002,
2. Annual General Meeting material and audited financial statements for the year ended October 31, 2001,
3. News release dated March 21, 2002,
4. Interim financial statements for the period ended January 31, 2002,
5. News release dated March 28, 2002.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No __X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

**MADISON ENTERPRISES CORP.**
(Registrant)

Date: April 3, 2002

By:________________
James G. Stewart

Its: Corporate Secretary
(Title)

**MADISON**
**ENTERPRISES CORP.**

Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C., Canada V6E 2E9
Tel. (604) 331-8772 • Fax (604) 331-8773 or (604) 688-0063

**March 5, 2002**

**Trading Symbol: CDNX-MNP**
**OTC\BB-MDSEF**

# PRIVATE PLACEMENT TO FUND RESUMPTION OF EXPLORATION

**Madison Enterprises Corp. ("Madison")** is pleased to report that it has, subject to regulatory approval, increased the non-brokered private placement announced in its news release of February 28, 2002 by a further 700,000 units. Each of these additional 700,000 units will consist of one common share of **Madison** and one half warrant, every full warrant entitling the purchase of an additional common share of **Madison** at a price of $0.14 per share for a period of eighteen months, *rather than $0.12 per share.*

**On behalf of the Board of Directors of**
**MADISON ENTERPRISES CORP.**

**J.G. Stewart, Secretary**

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

# MADISON ENTERPRISES CORP.

**Suite 2000 - 1055 West Hastings Street**
**Vancouver, B.C., V6E 2E9**
**TELEPHONE: (604) 331-8772**

## NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting of the members of MADISON ENTERPRISES CORP. (the "Company") will be held at Suite 2000 – 1055 West Hastings Street, Vancouver, British Columbia, on **April 17, 2002**, at the hour of 10:00 A.M., Vancouver time, for the following purposes:

1. To receive and consider the report of the directors and the consolidated financial statements of the Company together with the auditor's report thereon for the financial year ended October 31, 2001.
2. To appoint the auditor for the ensuing year.
3. To authorize the directors to fix the remuneration to be paid to the auditor.
4. To fix the number of directors at six (6).
5. To elect directors for the ensuing year.
6. To authorize the directors in their discretion to amend stock options granted to insiders, subject to regulatory approvals, as more fully set forth in the information circular accompanying this notice.
7. To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 8th day of March, 2002.

**BY ORDER OF THE BOARD OF DIRECTORS**

**Chet Idziszek, President**

**MADISON ENTERPRISES CORP.**

**(the "Company")**
**Suite 2000 – 1055 West Hastings Street**
**Vancouver, BC V6E 2E9**
**TELEPHONE: (604) 331-8772**

## INFORMATION CIRCULAR

(As at March 8, 2002, except as indicated)

This information circular is furnished in connection with the solicitation of proxies by the management of Madison Enterprises Corp. (the "Company") for use at the annual general meeting of the Company to be held on **April 17, 2002** and at any adjournments thereof. Unless the context otherwise requires, references to the Company include the Company and its subsidiaries. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. The cost of solicitation will be borne by the Company.

## APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or Directors of the Company (the "Management Proxyholders").

**A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.**

## VOTING BY PROXY

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the member (the "shareholder") on any ballot that may be called for.

**If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.**

**The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.** At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

## COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Pacific Corporate Trust Company, 10th Floor – 625 Howe Street, Vancouver, British Columbia, V6C 3B8, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

## NON-REGISTERED HOLDERS

**Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares.** More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deliver it to Pacific Corporate Trust Company** as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

## REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

## VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 shares designated as Common Shares without par value (the "common shares"), of which 46,519,867 common shares are issued and outstanding. The holders of common shares are entitled to one vote for each common share held. Holders of common shares of record at the close of business on March 8, 2002 will be entitled to receive notice of and vote at the meeting. The Company has only one class of shares.

To the knowledge of the Directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company, except the following:

| Name | No. of Common Shares Owned or Controlled | Percentage of Outstanding Common Shares |
|---|---|---|
| Carpenter Pacific Resources NL<br>Level 14 Chancery House<br>37 St. George's Terrace<br>Perth, Western Australia | 9,944,000 | 21.4% |
| Jipangu Inc.<br>3-6-9, Kita-Shinagawa<br>Shinagawa-Ku<br>Tokyo, 140-0001, Japan | 7,692,310 | 16.5% |

The directors have determined that all Shareholders of record as of the 8th day of March, 2002 will be entitled to receive notice of and to vote at the Meeting. Those Shareholders so desiring may be represented by proxy at the Meeting. The instrument of proxy, and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited either at the office of the Registrar and Transfer Agent of the Company, Pacific Corporate Trust Company, 10th Floor - 625 Howe Street, Vancouver, BC, V6C 3B8 or at the Head Office of the Company at Suite 2000 - 1055 West Hastings Street, Vancouver, BC, V6E 2E9 not less than 48 hours, Saturdays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof.

## ELECTION OF DIRECTORS

The Directors of the Company are elected at each Annual General Meeting and hold office until the next Annual General Meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Member approval will be sought to fix the number of directors of the Company at **six**.

The Company is required to have an audit committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

| Name, Municipality of Residence and Position | Previous Service As a Director | Number of common shares beneficially owned or, directly or indirectly, controlled [1] | Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years |
|---|---|---|---|
| ABDULLAH BASODAN<br>Director | December 17, 1997 | 2,851,533 | Private economic consultant since 1999, prior thereto President of Nimir Petroleum Company from 1991 to 1999. |
| CHET IDZISZEK<br>President, Chairman of the Board, Chief Executive Officer and Director | November 7, 1993 | 618,922 | Geologist; President of Adrian Resources Ltd. |
| DONALD W. KOHLS<br>Director | November 7, 1993 | 272,237 | Independent geological consultant |
| CATHERINE McLEOD-SELTZER<br>Director and Audit Committee Member | April 23, 1997 | 3,400 | Financier who has been the President of Pacific Rim Mining Corp. since 1997. Formerly President and C.E.O. of Arequipa Resources Ltd. |
| ROBERT A. SIBTHORPE<br>Director and Audit Committee Member | July 23, 1996 | Nil | Vice President Corporate Development for Ivanhoe Mines Ltd. Mining analyst for Canaccord Capital Corp. from 1996 to 2001. |
| JAMES G. STEWART<br>Director, Secretary and Audit Committee Member | April 23, 1997 | 7,500 | Secretary and General Counsel of Adrian Resources Ltd. |

(1) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at March 8, 2002, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.

Advance Notice of the Meeting was published pursuant to Section 111 of the Company Act at Vancouver, B.C. on February 18, 2002.

## EXECUTIVE COMPENSATION

(Form 41, B.C. Securities Act and Regulations)

During the fiscal year ended October 31, 2001, the Company paid a total of $380,197 in cash compensation to its directors and officers. This amount does not take account of incentive stock options granted to or exercised by such directors and officers or other non-cash compensation, as more particularly described below. No other funds were set aside or accrued by the Company during the fiscal year ended October 31, 2001 to provide pension, retirement or similar benefits for directors or officers of the Company pursuant to any existing plan provided or contributed to by the Company or its subsidiaries under applicable Canadian laws.

The Company is required, under applicable securities legislation in Canada to disclose to its shareholders details of compensation paid to its executive officers. The following fairly reflects all material information regarding compensation paid to the Company's executive officers which has been disclosed to the Company's shareholders under applicable Canadian law.

## Cash and Non-Cash Compensation - Executive Officers and Directors

The Company currently has two executive officers: Chet Idziszek, President and J.G. Stewart, Secretary (the "Named Executive Officers"). David Laudrum was the President of the Company for a portion of the fiscal year ended October 31, 2001 but resigned as President prior to the end of such fiscal year.

The following table sets forth all annual and long term compensation for services in all capacities to the Company for the fiscal years ended October 31, 2001, 2000 and 1999 in respect of the individuals who were, at October 31, 2001, the Named Executive Officers as well as David Laudrum, former President of the Company:

*Summary Compensation Table*

| | | Annual Compensation | | | Long Term Compensation | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | Awards | | Payouts | |
| Name and Principal Position *(a)* | Year *(b)*[1] | Salary ($) *(c)* | Bonus ($) *(d)* | Other Annual Compensation[3] ($) *(e)* | Securities Under Options granted (#)[2] *(f)* | Restricted Shares or Restricted Share Units ($) *(g)* | LTIP Payouts ($) *(h)* | All Other Compensation ($) *(i)* |
| Chet Idziszek<br>Chairman of the Board, President and CEO | 2001<br>2000<br>1999 | $148,594<br>$150,000<br>$150,000 | $3,000<br>$1,500<br>$1,500 | nil<br>nil<br>nil | 488,080<br>83,080<br>nil | n/a<br>n/a<br>n/a | n/a<br>n/a<br>n/a | nil<br>nil<br>nil |
| David Laudrum<br>Former President | 2001<br>2000<br>1999 | $140,103<br>$165,900<br>$168,900 | $3,000<br>$3,000<br>$3,000 | nil<br>$750<br>$79,270 | 425,000<br>190,000<br>50,000 | n/a<br>n/a<br>n/a | n/a<br>n/a<br>n/a | nil<br>nil<br>nil |
| J.G. Stewart<br>Secretary | 2001<br>2000<br>1999 | nil<br>nil<br>nil | nil<br>nil<br>nil | $85,500<br>$91,000<br>$101,317 | 300,000<br>nil<br>nil | n/a<br>n/a<br>n/a | n/a<br>n/a<br>n/a | nil<br>nil<br>nil |

(1) Fiscal years ended October 31, 2001, 2000 and 1999.
(2) Indicates options granted in each of the fiscal periods shown.
(3) Indicates consulting fees paid to Mr. Laudrum and legal fees paid to Mr. Stewart.

## Option Grants in Last Fiscal Year

The following table sets forth stock options granted during the fiscal year ended October 31, 2001 to the Named Executive Officers:

| Name *(a)* | Securities Under Options Granted (#) *(b)* | % of Total Options Granted in Fiscal Year* *(c)* | Exercise or Base Price ($/Security)(1) *(d)* | Market Value of Securities Underlying Options on Date of Grant ($/Security) *(e)* | Expiration Date *(f)* |
|---|---|---|---|---|---|
| Chet Idziszek | 488,080 | 14.8% | $0.17 | $0.17 | March 6, 2006 |
| David Laudrum | 425,000 | 12.9% | $0.17 | $0.17 | March 6, 2006 |
| J.G. Stewart | 300,000 | 9.1% | $0.17 | $0.17 | March 6, 2006 |

* Percentage of all options granted during the fiscal year.

(1) The exercise price of stock options is set at not less than 100% of the market value (as defined in the Stock Option Plan referred to below) of a common share of the Company on the date of grant. The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company's share capital. Options vest immediately upon grant.

## Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth details of all exercises of stock options during the fiscal year ended October 31, 2001 by the Named Executive Officers and the fiscal year-end value of unexercised options on an aggregated basis:

| Name | Securities Acquired on Exercise (#)(1) | Aggregate Value Realized ($)(2) | Unexercised Options at Fiscal Year-End (#)(3) Exercisable/ Unexercisable (5) | Value of Unexercised In-the-Money Options at *Fiscal Year-End* ($)(3)(4) Exercisable/ Unexercisable (5) |
|---|---|---|---|---|
| Chet Idziszek | nil | nil | 488,080 | nil |
| David Laudrum | nil | nil | 425,000 | nil |
| J.G. Stewart | nil | nil | 300,000 | nil |

(1) Number of common shares of the Company acquired on the exercise of stock options.

(2) Calculated using the average of the high and low prices for a board lot of common shares of the Company on the CDNX.

(3) The figures relate solely to stock options.

(4) Value of unexercised in-the-money options calculated using the closing price of common shares of the Company on the CDNX on October 31, 2001, less the exercise price of in-the-money stock options.

(5) All such options are currently exercisable.

## Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for directors and executive officers.

## Termination of Employment, Changes in Responsibilities and Employment Contracts

The Company has not entered into any formal employment agreements with its Named Executive Officer.

## Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities), and therefore did not make any awards pursuant to a LTIP which were paid or distributed to the Named Executive Officers during the most recently completed financial year.

**Stock Appreciation Rights**

Stock Appreciation Rights ("SARs") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares. No SARs were granted to or exercised by the Named Executive Officer or directors during the most recently completed financial year.

**Executive Compensation Program**

The Company has no compensation committee. The Company's executive compensation program is administered by the Board of Directors. The Company's executive compensation program is based on a pay for performance philosophy. The executive compensation program is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and the long term. Base salaries are set at levels which are below those competitive with the base salaries paid by leading corporations of a size comparable to the Company within the resource industry. However, share ownership opportunities in the form of incentive stock options are provided to align the interests of executive officers with the longer term interests of members.

Compensation for the Named Executive Officer, as well as for executive officers as a whole, consists of a base salary, along with a longer term incentive in the form of stock options granted. As an executive officer's level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options, thereby increasing the mutuality of interest between executive officers and members.

The Board of Directors has sole discretion to determine the key employees to whom it grants incentive stock options and to determine the terms and conditions of the options. The Board of Directors approves ranges of stock option grants for each level of executive officer based on recommendations of the Compensation Committee. Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of the position to the Company.

**Directors' Compensation**

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this Information Circular, except that directors are compensated for their actual expenses incurred in pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts. In this regard, J.G. Stewart, the Secretary and a Director of the Company, received $85,500 for legal services rendered during the last completed fiscal year.

The following table sets forth stock options granted by the Company during the fiscal year ended October 31, 2001 to directors who are not Named Executive Officers of the Company:

| Name (a) | Securities Under Options Granted ($) (b) | Exercise or Base Price ($/Security) [1] (c) | Market Value of Securities Underlying Options on Date of Grant ($/Security) (d) | Expiration Date (e) |
|---|---|---|---|---|
| Abdullah M. Basodan | 325,000 | $0.17 | $0.17 | March 6, 2006 |
| J. Douglas Brown | 150,000 | $0.17 | $0.17 | March 6, 2006 |
| Donald W. Kohls | 195,000 | $0.17 | $0.17 | March 6, 2006 |
| Catherine McLeod-Seltzer | 125,000 | $0.17 | $0.17 | March 6, 2006 |
| Robert Sibthorpe | 125,000 | $0.17 | $0.17 | March 6, 2006 |

(1) The exercise price of stock options is set at not less than 100% of the market value (as defined in the Stock Option Plan referred to below) of a common share of the Company on the date of grant. The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company's share capital. Options vest immediately upon grant.

The following table sets forth details of all exercises of stock options during the fiscal year ended October 31, 2001 by directors who are not Named Executive Officers of the Company, and the fiscal year-end value of unexercised options on an aggregated basis:

| Name (a) | Securities Acquired on Exercise (#) [1] (b) | Aggregate Value Realized ($) [2] (c) | Unexercised Options at Fiscal Year-End (#) [3] Exercisable/ Unexercisable [5][6] (d) | Value of Unexercised In-the-Money Options at Fiscal Year-End ($) [3][4] Exercisable/ Unexercisable [5] (e) |
|---|---|---|---|---|
| Abdullah M. Basodan | nil | nil | 325,000 | nil |
| J. Douglas Brown | nil | nil | 150,000 | nil |
| Donald W. Kohls | nil | nil | 195,000 | nil |
| Catherine McLeod-Seltzer | nil | nil | 125,000 | nil |
| Robert A. Sibthorpe | nil | nil | 125,000 | nil |

(1) Number of common shares of the Company acquired on the exercise of stock options.
(2) Calculated using the closing prices on the exercise date for a board lot of common shares of the Company on the CDNX.
(3) The figures relate solely to stock options.
(4) The closing price of common shares of the Company on the CDNX on October 30, 2001 was less than the exercise price of the stock options.
(5) All such options are currently exercisable.
(6) Options granted during the fiscal year but not exercised.

There were no repricings of stock options held by directors and Named Executive Officers of the Company during the most recently completed financial year.

## INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last completed financial year.

## INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No Insider of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries other than as disclosed under the headings "Particulars of Matters to be Acted Upon" .

## APPOINTMENT OF AUDITOR

Management proposes that PricewaterhouseCoopers LLP, Chartered Accountants, be appointed as the auditor of the Company for the ensuing year and that the directors be authorized to fix their remuneration. PricewaterhouseCoopers LLP were first appointed the auditor of the Company on October 31, 1998.

## MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the Directors or senior officers of the Company.

## INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, no management nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed under the headings "Particulars of Matters to be Acted Upon".

## PARTICULARS OF MATTERS TO BE ACTED UPON

### Stock Options

During the next year, the Company may grant additional stock options, subject to all necessary regulatory approvals. Under the current policy of the Canadian Venture Exchange (the "Exchange"), member approval is not required for the grant of stock options if granted in accordance with the policy. However, such policy requires that any decrease in the exercise price of stock options held by insiders be approved by a majority of the members at the Meeting, excluding insiders and their associates (the "disinterested members"). Therefore, the disinterested members at the Meeting will be asked to authorize the directors in their discretion to amend stock options granted to insiders, subject to all necessary regulatory approvals.

For the purposes hereof, an "insider" is a director or senior officer of the Company, a director or senior officer of a company that is itself an insider or subsidiary of the Company, or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of the Company extends to securities carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

The number of shares under option from time to time and the exercise price of such options, and any amendments thereto, will be and have been determined by the Directors in accordance with the policies of the Canadian Venture Exchange.

## Other Matters

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

**BY ORDER OF THE BOARD OF DIRECTORS**

**Chet Idziszek,**
**President**

# QUARTERLY AND YEAR END REPORT

BC FORM 51-901
(previously Form 61)

British Columbia Securities Commission

BCSC

**Freedom of Information and Protection of Privacy Act:** The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

Meeting the Form Requirements

BC Form 51-901 consists of three parts: Instructions to Schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 requirements. The form of certificate should be amended so as to refer to one or more of the three schedules required to complete the report.

| | | |
|---|---|---|
| **ISSUER DETAILS**<br>NAME OF ISSUER<br>MADISON ENTERPRISES CORP. | FOR THE YEAR ENDED<br>2001/10/31 | DATE OF REPORT<br>Y / M / D<br>2002/03/08 |
| ISSUER ADDRESS<br>Suite 2000 – 1055 West Hastings Street | | |
| CITY: Vancouver — PROVINCE: B.C. — POSTAL CODE: V6E 2E9 | ISSUER FAX No.<br>(604) 331-8773 | ISSUER PHONE No.<br>(604) 331-8772 |
| CONTACT PERSON<br>James G. Stewart | CONTACT'S POSITION<br>Secretary | CONTACT PHONE No.<br>(604) 331-8772 |
| CONTACT EMAIL ADDRESS<br>Jstewart@mine-tech.com | WEB SITE ADDRESS<br>www.madison-enterprises.com | |

**CERTIFICATE**
The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED Y / M / D |
|---|---|---|
| [signature] | Chet Idziszek | 2002/03/08 |
| [signature] | James G. Stewart | 2002/03/08 |

FIN 51-901F Rev 2001/3/20

# Madison Enterprises Corp.
(an exploration stage company)

Consolidated Financial Statements
**October 31, 2001, 2000 and 1999**
(expressed in Canadian dollars)

December 14, 2001

## Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of the company have been prepared by management in accordance with Canadian generally accepted accounting principles and reconciled to United States generally accepted accounting principles as presented in note 14. These consolidated financial statements contain estimates based on management's judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the company's auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The company's auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and in the United States, and their report follows.

Chet Idziszek
President

James G. Stewart
Director

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
**Chartered Accountants**
609 Granville Street, Suite 400
PO Box 10373 Pacific Centre
Vancouver, British Columbia
Canada V7Y 1L3
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

## Auditors' Report

**To the Shareholders of**
**Madison Enterprises Corp.**

We have audited the consolidated balance sheets of **Madison Enterprises Corp.** (an exploration stage company) as at October 31, 2001 and 2000 and the consolidated statements of loss and deficit and cash flows for the three years ended October 31, 2001, 2000 and 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at October 31, 2001 and 2000 and the results of its operations and its cash flows for the three years ended October 31, 2001, 2000 and 1999 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

PricewaterhouseCoopers LLP

**Chartered Accountants**
Vancouver, B.C., Canada
December 14, 2001
(except as to note 16, which is as at March 5, 2002)

# Madison Enterprises Corp.

(an exploration stage company)

Consolidated Balance Sheets

**As at October 31, 2001, 2000 and 1999**

(expressed in Canadian dollars)

| | 2001<br>$ | 2000<br>$ |
|---|---|---|
| **Assets** | | |
| **Current assets** | | |
| Cash and cash equivalents | 1,127,560 | 2,941,950 |
| Accounts receivable (note 9(d)) | 40,630 | 57,114 |
| Prepaid expenses and deposits | 63,857 | 64,268 |
| | 1,232,047 | 3,063,332 |
| **Resource properties and deferred costs** (note 4) | 40,060,952 | 41,180,388 |
| **Fixed assets** (note 5) | 79,267 | 96,899 |
| | 41,372,266 | 44,340,619 |
| **Liabilities** | | |
| **Current liabilities** | | |
| Accounts payable and accrued liabilities (note 9(b)) | 133,149 | 228,090 |
| **Shareholders' Equity** | | |
| **Capital stock** (note 6) | | |
| Authorized | | |
| 100,000,000 common shares without par value | | |
| Issued | | |
| 46,073,006 (2000 - 44,730,516) common shares | 51,916,544 | 51,700,144 |
| **Share purchase warrants** (notes 3 and 8) | 1,167,167 | 1,167,167 |
| **Deficit** | (11,844,594) | (8,754,782) |
| | 41,239,117 | 44,112,529 |
| | 41,372,266 | 44,340,619 |

**Nature of operations and going concern** (note 1)

**Contingencies and commitments** (note 11)

**Subsequent events** (note 16)

**Approved by the Board of Directors**

_______________ Director _______________ Director

The accompanying notes are an integral part of these consolidated financial statements.

# Madison Enterprises Corp.

(an exploration stage company)
Consolidated Statements of Loss and Deficit
**For the years ended October 31, 2001, 2000 and 1999**

(expressed in Canadian dollars)

| | 2001<br>$ | 2000<br>$ | 1999<br>$ |
|---|---|---|---|
| **General and administrative expenses** | | | |
| Accounting and audit | 49,176 | 69,228 | 45,167 |
| Bank charges | 1,141 | 1,708 | 3,373 |
| Capital taxes | - | 4,072 | - |
| Consulting fees | - | - | 46,765 |
| Depreciation | 24,783 | 66,863 | 74,326 |
| Filing fees | 8,804 | 18,098 | 6,593 |
| Insurance | 4,377 | 26,978 | 59,148 |
| Legal fees | 55,930 | 51,112 | 82,397 |
| Office and rent | 250,987 | 178,361 | 230,772 |
| Office cost reimbursement | (136,284) | (83,433) | (229,896) |
| Property exam | 65,917 | - | 1,772 |
| Public relations | 70,677 | 159,594 | 123,244 |
| Shareholder information | 5,062 | 10,784 | 17,582 |
| Transfer agent's fees | 7,389 | 8,859 | 9,225 |
| Travel | 7,286 | 19,448 | 43,564 |
| Wages | 230,399 | 203,809 | 288,429 |
| | 645,644 | 735,481 | 802,461 |
| **Other** | | | |
| Interest earned | (82,895) | (170,644) | (147,301) |
| Foreign exchange (gain) loss | (30,530) | 25,167 | 248,583 |
| Write-off of resource properties and deferred costs | 2,557,593 | - | - |
| | 2,444,168 | (145,477) | 101,282 |
| **Loss for the year** | 3,089,812 | 590,004 | 903,743 |
| **Deficit - Beginning of year** | 8,754,782 | 8,164,778 | 7,261,035 |
| **Deficit - End of year** | 11,844,594 | 8,754,782 | 8,164,778 |
| **Basic and diluted loss per share** | (0.07) | (0.01) | (0.04) |
| **Weighted average number of shares outstanding** | 45,444,423 | 41,468,623 | 23,106,470 |

The accompanying notes are an integral part of these consolidated financial statements.

# Madison Enterprises Corp.

(an exploration stage company)
Consolidated Statements of Cash Flows
**For the years ended October 31, 2001, 2000 and 1999**

(expressed in Canadian dollars)

| | 2001<br>$ | 2000<br>$ | 1999<br>$ |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Loss for the year | (3,089,812) | (590,004) | (903,743) |
| Items not affecting cash | | | |
| Depreciation | 24,783 | 66,863 | 74,326 |
| Write-off of resource properties and deferred costs | 2,557,593 | - | - |
| Change in non-cash working capital items | | | |
| Decrease in joint venturer's cash | - | 475,833 | 513,081 |
| Decrease (increase) in accounts receivable | 16,484 | (7,518) | 19,576 |
| Decrease (increase) in prepaid expenses and deposits | 411 | (56,328) | 16,518 |
| Decrease in accounts payable and accrued liabilities | (26,536) | (164,823) | (508,936) |
| Decrease in advances from joint venturer | - | (475,833) | (513,081) |
| | (517,077) | (751,810) | (1,302,259) |
| **Cash flows from financing activities** | | | |
| Capital stock issued for cash | 151,284 | 5,211,766 | 1,604,679 |
| **Cash flows from investing activities** | | | |
| Expenditures on resource properties | (1,441,446) | (3,315,257) | (6,504,282) |
| Purchase of fixed assets | (7,151) | (5,484) | (35,968) |
| | (1,448,597) | (3,320,741) | (6,540,250) |
| **(Decrease) increase in cash and cash equivalents** | (1,814,390) | 1,139,215 | (6,237,830) |
| **Cash and cash equivalents - Beginning of year** | 2,941,950 | 1,802,735 | 8,040,565 |
| **Cash and cash equivalents - End of year** | 1,127,560 | 2,941,950 | 1,802,735 |

**Supplemental cash flow information** (note 13)

The accompanying notes are an integral part of these consolidated financial statements.

(expressed in Canadian dollars)

## 1 Nature of operations and going concern

The company is in the process of exploring its resource properties and has not determined whether these properties contain ore reserves that are economically recoverable. To date, the company has not earned significant revenues and is considered to be in the exploration stage.

The recoverability of amounts shown for resource properties is dependent upon the discovery of economically recoverable ore reserves, securing and maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to complete exploration and subsequent development, and upon future profitable production from the properties or proceeds from disposition. The company will have to raise additional funds to complete exploration and subsequent development, and while it has been successful in the past, there can be no assurance that it will be able to do so in the future. The company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain financing that may be required, and to ultimately obtain profitability, and accordingly, there is substantial doubt about the ability of the company to continue as a going concern.

These consolidated financial statements have been prepared on a going concern basis, which assumes the company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include the adjustments that would be necessary should the company be unable to continue as a going concern.

Although the company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company's title. Property title may be subject to unregistered prior agreements, transfers or Native land claims, and title may be affected by undetected defects.

## 2 Significant accounting policies

### Generally accepted accounting principles

The consolidated financial statements are presented in accordance with generally accepted accounting principles (GAAP) applicable in Canada and have been reconciled to GAAP applicable in the United States as disclosed in note 14.

### Basis of consolidation

These consolidated financial statements include the accounts of the company and the following wholly owned subsidiaries: Madison Enterprises (PNG) Pty. Ltd., Matu Mining Pty. Ltd., Frontier Mining & Exploration NL, and Oakland Limited, all Papua New Guinea corporations; Madison Enterprises (BVI) Inc., a British Virgin Island corporation; Madison Enterprises (Latin American), S.A., a Panama corporation; and Madison Resources (New Mexico), Inc., a New Mexico corporation.

All significant intercompany transactions and balances have been eliminated.

(expressed in Canadian dollars)

### Joint venture

Prior to the business combination described in note 3, the company participated in a joint venture for the purpose of exploring the Mt. Kare property in Papua New Guinea. The joint venture was accounted for on a proportionate consolidation basis and each venturer bore an agreed share of the expenses incurred. The sole asset of the joint venture was the Mt. Kare property in Papua New Guinea and the company's share of the resource property costs are disclosed in note 4.

### Cash and cash equivalents

Cash and cash equivalents comprise cash, demand deposits and term deposits maturing within 90 days from the original date of acquisition.

### Resource properties and deferred costs

Acquisition costs of resource properties together with direct exploration expenditures thereon are deferred. The carrying values of mineral properties are, where necessary, written down to the estimated recoverable amount based on undiscounted estimated future net cash flows. Costs relating to properties abandoned are written off when the decision to abandon is made.

The company regularly reviews the carrying values of its resource properties by referring to the project economies, including the timing of the exploration work, the work programs, and the exploration results experienced by the company and others. When the carrying value of a property exceeds its estimated net recoverable amount, a provision is made for the decline in value.

### Fixed assets

Fixed assets are recorded at cost and depreciation is provided using the declining balance method at the following rates:

| | |
|---|---|
| Computer equipment | 30% |
| Furniture and fixtures | 20% |
| Office equipment | 20% |

### Foreign currency translation

Foreign operations are integrated and translated using the temporal method. Under this method, monetary assets and liabilities are translated at the year-end exchange rate, non-monetary assets and liabilities are translated at rates prevailing at the respective transaction dates, and revenue and expenses, except for depreciation, are translated at the average rate of exchange during the year. Translation gains and losses are reflected in the loss for the year.

Foreign currency denominated monetary accounts of the company are translated at the year-end exchange rate. Exchange gains and losses on translation are recognized as a gain or loss in the year they arise.

(expressed in Canadian dollars)

**Use of estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those reported.

**Loss per share**

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The company has adopted the revised recommendations of the Canadian Institute of Chartered Accountants, whereby new rules are applied in the calculation of diluted earnings per share. The revised standard has been applied on a retroactive basis and did not result in any restatement of the company's financial statements. The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

**Stock-based compensation**

From time to time, the company issues stock options as described in note 7. No compensation expense is recognized when stock options are issued under this plan. Consideration paid on exercise of stock options is credited to capital stock.

**Income taxes**

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Temporary differences arising on acquisitions result in future income tax liabilities or assets.

## 3 Business combination

Effective November 17, 1999, the company acquired all the issued shares of Frontier Mining & Exploration NL and Oakland Limited., two Papua New Guinea corporations, from Carpenter Pacific Resources NL (Carpenter). These corporations together owned all of the issued shares of Matu Mining Pty. Ltd. (Matu), which held a 25% interest in the Mt. Kare property (note 4). As a result, the company increased its interest in Mt. Kare by 25% and now owns a 90% interest. The company will continue to hold the remaining 10% in trust for the traditional landowners.

Under the sale agreement, the company acquired all of the issued shares of Matu at a cost of A$24 and acquired A$9,111,076 ($8,567,167) loans owed to Carpenter. The purchase was satisfied by the issuance of common shares and share purchase warrants of the company (note 6(d)).

(expressed in Canadian dollars)

The acquisition has been accounted for as a purchase, and the fair value of the consideration has been ascribed to the net assets acquired as set out below:

| | $ |
|---|---|
| **Consideration given** | |
| 10,000,000 common shares (note 6) | 7,400,000 |
| 3,175,000 share purchase warrants (note 8) | 1,167,167 |
| **Net assets acquired** | |
| 25% Mt. Kare resource property (note 4) | 8,567,167 |

## 4 Resource properties and deferred costs

| | | | 2001 |
|---|---|---|---|
| | Acquisition costs $ | Exploration expenditures $ | Total $ |
| Mt. Kare, Papua New Guinea (a) | 9,612,905 | 30,448,047 | 40,060,952 |

| | | | 2000 |
|---|---|---|---|
| | Acquisition costs $ | Exploration expenditures $ | Total $ |
| Mt. Kare, Papua New Guinea (a) | 9,612,905 | 29,183,988 | 38,796,893 |
| Belencillo, Panama (b) | 709,500 | 1,557,971 | 2,267,471 |
| Other (c) | - | 116,024 | 116,024 |
| | 10,322,405 | 30,857,983 | 41,180,388 |

(expressed in Canadian dollars)

Acquisition costs and exploration expenditures incurred during the years ended October 31, 2000 and 2001 are as follows:

| | Mt. Kare, Papua New Guinea $ | Belencillo, Panama $ | Other $ | Total $ |
|---|---|---|---|---|
| Balance - October 31, 1999 | 27,030,493 | 2,267,471 | - | 29,297,964 |
| Acquisition costs | 8,567,167 | - | - | 8,567,167 |
| Assays | 112,221 | - | - | 112,221 |
| Camp costs | 579,394 | - | - | 579,394 |
| Community relations | 474,871 | - | - | 474,871 |
| Contractors/geologic staff | 652,489 | - | 75,842 | 728,331 |
| Drilling | 243,394 | - | 6,000 | 249,394 |
| Evaluation of alluvial resource | 80,615 | - | - | 80,615 |
| Geological supplies and equipment | 441 | - | - | 441 |
| Helicopter | 603,999 | - | - | 603,999 |
| Land and legal | 169,393 | - | - | 169,393 |
| Port Moresby office | 117,680 | - | - | 117,680 |
| Technical reports, printing and copying | 2,460 | - | - | 2,460 |
| Travel and accommodation | 162,276 | - | 34,182 | 196,458 |
| | 3,199,233 | - | 116,024 | 3,315,257 |
| Balance - October 31, 2000 | 38,796,893 | 2,267,471 | 116,024 | 41,180,388 |
| Assays | 42,282 | - | - | 42,282 |
| Camp costs | 109,260 | - | 159 | 109,419 |
| Community relations | 173,104 | - | - | 173,104 |
| Contractors/geologic staff | 410,332 | - | 111,340 | 521,672 |
| Drilling | 97,604 | - | - | 97,604 |
| Evaluation of alluvial resource | 38,412 | - | - | 38,412 |
| Geological supplies and equipment | 216 | - | - | 216 |
| Helicopter | 72,222 | - | - | 72,222 |
| Land and legal | 94,095 | - | 30,713 | 124,808 |
| Port Moresby office | 30,915 | - | - | 30,915 |
| Technical reports, printing and copying | 1,569 | - | 1,840 | 3,409 |
| Travel and accommodation | 194,048 | - | 30,046 | 224,094 |
| | 1,264,059 | - | 174,098 | 1,438,157 |
| Write-off of resource properties and deferred costs | - | (2,267,471) | (290,122) | (2,557,593) |
| Balance - October 31, 2001 | 40,060,952 | - | - | 40,060,952 |

(expressed in Canadian dollars)

a) **Mt. Kare, Papua New Guinea**

The company owns a 90% interest in the Mt. Kare property located in Papua New Guinea. The remaining 10% of the property is held in trust for the traditional landowners at Mt. Kare. The company acquired a 65% interest in Mt. Kare pursuant to an option agreement, and the remaining 25% interest was acquired pursuant to a sale agreement which closed during the year ended October 31, 2000 (note 3).

Prior to the acquisition of the additional 25% interest, the company held its interest in the Mt. Kare property through a joint venture agreement with Matu, a subsidiary of Carpenter, and other parties. The joint venture interests in 90% of Mt. Kare were held 72.22% and 27.78% by the company and Matu, respectively, with the remaining 10% held in trust, giving the company and Matu an effective 65% and 25% interest, respectively.

The interest in the Mt. Kare property is by way of an exploration license, renewable in two-year terms. The license provides that, at any time prior to the commencement of mining, the government of Papua New Guinea may purchase up to a 30% equity interest for a price equal to its proportionate share of the accumulated historical exploration expenditures of the owner(s), and then will be required to participate pro rata in additional required development expenditures. During the year ended October 31, 2000, the exploration license was renewed for a further two-year term to August 30, 2002.

b) **Belencillo, Panama**

The company holds a 31.12% interest in the Belencillo exploration concession located in the Republic of Panama, with the remaining interest being held by Adrian Resources Ltd. (Adrian), a company related by directors in common. The company currently has no intention to make further exploration expenditures on the property and, accordingly, during the year ended October 31, 2001, wrote off $2,267,471.

c) **Other**

During the year ended October 31, 2001, the company wrote off all of these costs related to the technical due diligence of a potential mineral property acquisition amounting to $290,122.

(expressed in Canadian dollars)

## 5 Fixed assets

| | | | 2001 |
|---|---|---|---|
| | Cost<br>$ | Accumulated depreciation<br>$ | Net<br>$ |
| Computer equipment | 117,801 | 82,534 | 35,267 |
| Furniture and fixtures | 64,320 | 31,951 | 32,369 |
| Office equipment | 25,666 | 14,035 | 11,631 |
| | 207,787 | 128,520 | 79,267 |

| | | | 2000 |
|---|---|---|---|
| | Cost<br>$ | Accumulated depreciation<br>$ | Net<br>$ |
| Computer equipment | 110,650 | 68,750 | 41,900 |
| Furniture and fixtures | 64,320 | 23,859 | 40,461 |
| Office equipment | 25,666 | 11,128 | 14,538 |
| | 200,636 | 103,737 | 96,899 |

(expressed in Canadian dollars)

## 6 Capital stock

Changes in issued capital stock during the years ended October 31, 2001, 2000 and 1999 were as follows:

| | Number of shares | Amount $ |
|---|---|---|
| Balance - October 31, 1998 | 22,962,569 | 37,483,699 |
| Private placement (b) | 3,066,036 | 1,604,679 |
| Finder's fee on private placement (c) | 23,584 | - |
| Balance - October 31, 1999 | 26,052,189 | 39,088,378 |
| Acquisition (d) | 10,000,000 | 7,400,000 |
| Private placement (e) | 8,631,157 | 5,186,766 |
| Exercise of warrants (note 8) | 47,170 | 25,000 |
| Balance - October 31, 2000 | 44,730,516 | 51,700,144 |
| Private placement (g) | 733,137 | 151,284 |
| Compensation (h) | 609,353 | 65,116 |
| Balance - October 31, 2001 | 46,073,006 | 51,916,544 |

a) The shareholders have adopted a shareholder rights plan (the Plan) creating the potential for substantial dilution of an acquirer's position except with respect to a "permitted bid." The rights issuable to shareholders under the Plan entitle the holders, other than the acquiring person, to purchase an additional share at 50% of the market price, upon the occurrence of certain triggering events. The main such event is the acquisition of 20% or more of the common shares of the company by an individual or several persons acting in concert in a transaction not approved by the board of directors. The Plan has a ten-year term and expires on March 5, 2008.

b) During the year ended October 31, 1999, the company issued 3,066,036 units at a price of $0.53 per unit, generating proceeds of $1,604,679 (net of $20,321 in commission and issuance costs). Each unit consists of one common share and one transferable purchase warrant. For 2,688,678 warrants, each warrant entitled the purchase of an additional common share of the company at a price of $0.53 until October 15, 2000 and thereafter at a price of $0.61 per share until October 15, 2001. For the remaining 377,358 warrants, each warrant entitled the purchase of an additional common share of the company at a price of $0.80 until October 15, 2000 and thereafter at a price of $0.92 per share until October 15, 2001.

c) The company paid a finder's fee of 23,584 shares in connection with the above issuance. These shares together with those forming part of the units as mentioned above were subject to a hold period and were not to be traded before February 16, 2000.

d) During the year ended October 31, 2000, the company issued 10,000,000 common shares and 3,175,000 non-transferable common share purchase warrants as consideration for an acquisition (note 3). Each warrant entitles the purchase of an additional common share of the company at a price of $1.00 per share

(expressed in Canadian dollars)

until November 17, 2001 and thereafter at $1.50 per share until November 17, 2002. The company has been granted a voting trust over the 10,000,000 common shares, which expired on November 17, 2001.

e) During the year ended October 31, 2000, the company issued 8,631,157 units at a price of $0.65 per unit, generating proceeds of $5,186,766 (net of $423,486 in commission and issuance costs). Each unit consists of one common share and one-half share purchase warrant. Each whole warrant entitles the purchase of an additional common share of the company at a price of $0.70 per share until February 28, 2001 and thereafter at a price of $0.90 until February 28, 2002. The company also issued a broker's warrant entitling the purchase of up to 847,731 common shares of the company at a price of $0.70 per share until February 28, 2001 and $0.90 per share thereafter until February 28, 2002.

f) During the year ended October 31, 2000, the company entered into a voting trust agreement, such that the voting rights of the 7,692,310 shares of the company held by Jipangu Inc. were held by management of the company until November 17, 2001.

g) On February 1, 2001, the company closed a private placement of 733,137 common shares at a price of $0.21 per share to generate proceeds of $151,284, net of share issue costs of $2,675.

h) During the year ended October 31, 2001, the company issued 609,353 common shares to certain employees and consultants valued at $65,116, as compensation for a reduction in remuneration.

## 7 Stock options

The company has a stock option plan that authorizes the board of directors to grant up to 3,315,580 shares as incentive stock options to directors, officers and employees. The aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding common shares. The exercise price of the options will be determined by the fair market value of the shares at the date of the grant, all of which vest immediately and are exercisable over five years.

As at October 31, 2001, stock options outstanding and exercisable to directors and employees are as follows:

| Number of shares | Exercise price $ | Remaining contractual life Years | Expiry date |
|---|---|---|---|
| 3,315,580 | 0.17 | 4.34 | March 6, 2006 |

(expressed in Canadian dollars)

During the years ended October 31, 2001, 2000 and 1999, the change in stock options outstanding was as follows:

| | 2001 | | 2000 | | 1999 | |
|---|---|---|---|---|---|---|
| | Number of shares | Weighted average exercise price $ | Number of shares | Weighted average exercise price $ | Number of shares | Weighted average exercise price $ |
| Options outstanding - | | | | | | |
| Beginning of year | 2,855,580 | 0.73 | 2,912,500 | 1.94 | 2,817,500 | 1.96 |
| Granted | 3,315,580 | 0.17 | 783,080 | 0.73 | 150,000 | 1.53 |
| Cancelled | (2,855,580) | 0.73 | - | | - | |
| Forfeited | - | | (840,000) | 1.30 | (55,000) | 1.90 |
| Options outstanding and exercisable - End of year | 3,315,580 | 0.17 | 2,855,580 | 0.73 | 2,912,500 | 1.94 |

During the year ended October 31, 2000, the exercise price of 2,532,500 stock options with prices ranging from $1.90 to $2.00 per share was reduced to an exercise price of $0.73 per share.

## 8 Share purchase warrants

In connection with the acquisition described in note 3, the company issued 3,175,000 share purchase warrants, the fair value of which has been recorded as $1,167,167.

As at October 31, 2001, the following share purchase warrants are outstanding:

| Number of shares | Exercise price $ | Expiry date |
|---|---|---|
| 5,163,309 | 0.90 | February 28, 2002 |
| 3,175,000 | 1.00/1.50 | November 17, 2001/November 17, 2002 |
| 8,338,309 | | |

(expressed in Canadian dollars)

During the years ended October 31, 2001, 2000 and 1999, the change in share purchase warrants outstanding was as follows:

| | 2001 | | 2000 | | 1999 | |
|---|---|---|---|---|---|---|
| | Number of shares | Weighted average exercise price $ | Number of shares | Weighted average exercise price $ | Number of shares | Weighted average exercise price $ |
| Warrants outstanding - Beginning of year | 11,357,175 | 0.77 | 8,856,473 | 3.11 | 5,790,437 | 2.36 |
| Granted | - | - | 8,338,309 | 0.81 | 3,066,036 | 0.56 |
| Exercised | - | - | (47,170) | 0.53 | - | - |
| Expired | (3,018,866) | 0.65 | (5,790,437) | 4.45 | - | - |
| Warrants outstanding - End of year | 8,338,309 | 0.94 | 11,357,175 | 0.77 | 8,856,473 | 3.11 |

## 9 Related party transactions

a) The company incurred the following expenses with directors and a company related by way of directors in common:

| | 2001 $ | 2000 $ | 1999 $ |
|---|---|---|---|
| Consulting fees | - | - | 46,765 |
| Legal fees | 48,337 | 41,164 | 64,618 |
| Exploration management and other expenditures on resource assets | 68,073 | 35,386 | 146,766 |
| Share issue costs charged to capital stock | 2,675 | 22,871 | - |

b) As at October 31, 2001, accounts payable include $13,536 (2000 - $nil) due to officers of the company.

c) During the year ended October 31, 2001, the company recorded reimbursement of $136,284 (2000 - $83,433; 1999 - $108,750) for rental of office space from companies related by way of directors in common.

d) During the year ended October 31, 2001, the company funded some general and administrative expenses for a company related by way of directors in common. At October 31, 2001, accounts receivable include $15,903 due from this company.

(expressed in Canadian dollars)

## 10 Income taxes

a) The income taxes shown in the consolidated statements of loss and deficit differ from the amounts obtained by applying statutory rates due to the following:

| | 2001<br>$ | 2000<br>$ | 1999<br>$ |
|---|---|---|---|
| Statutory tax rate | 44.62% | 45.62% | 45.62% |
| Loss for the year | (3,089,812) | (590,004) | (903,743) |
| Provision for income taxes based on statutory rates | (1,378,674) | (269,160) | (412,287) |
| Effect of share issuance costs charged to capital stock | (99,063) | (202,379) | (163,740) |
| Other | 1,154,487 | 42,638 | 90,383 |
| Losses for which an income tax benefit has not been recognized | 323,250 | 428,901 | 485,644 |
| | - | - | - |

b) Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the company's future tax assets as of October 31, 2001 are as follows:

| | 2001<br>$ | 2000<br>$ | 1999<br>$ |
|---|---|---|---|
| Long term future tax assets: | | | |
| Non-capital loss carryforwards | 6,027,282 | 5,438,960 | 4,635,603 |
| Fixed assets and resource properties | 2,980,599 | 2,565,694 | 2,498,831 |
| Share issuance costs | 297,079 | 616,416 | 636,548 |
| Total future tax assets | 9,304,960 | 8,621,070 | 7,770,982 |
| Valuation allowance for future tax assets | (9,304,960) | (8,621,070) | (7,770,982) |
| Net future tax assets | - | - | - |

(expressed in Canadian dollars)

c) The company has Canadian non-capital losses of approximately $6,027,282, the tax effect of which has not been recorded in these consolidated financial statements. The losses will expire as follows:

| | $ |
|---|---|
| 2002 | 70,080 |
| 2003 | 468,431 |
| 2004 | 598,828 |
| 2005 | 2,172,732 |
| 2006 | 1,061,535 |
| 2007 | 931,225 |
| 2008 | 724,451 |
| | 6,027,282 |

Subject to certain restrictions, the company has exploration and development expenditures available to reduce future taxable income in Canada and Papua New Guinea. Future tax benefits that may arise as a result of these expenditures have not been recognized in these consolidated financial statements.

## 11 Contingencies and commitments

The company is committed to make lease payments for the rental of office space of $92,680 and $54,005 in the years ending October 31, 2002 and 2003, respectively.

## 12 Financial instruments

At October 31, 2001, the carrying values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their fair values based on the nature of these instruments.

(expressed in Canadian dollars)

## 13 Supplemental cash flow information

During the years ended October 31, 2001, 2000 and 1999, the company conducted non-cash financing and investing activities as follows:

| | 2001<br>$ | 2000<br>$ | 1999<br>$ |
|---|---|---|---|
| **Non-cash financing activities** | | | |
| Capital stock issued for resource property expenditures | - | 7,400,000 | - |
| Warrants issued for resource property | - | 1,167,167 | - |
| Capital stock issued for wage expense | 65,116 | - | - |
| | 65,116 | 8,567,167 | - |
| **Non-cash operating activities** | | | |
| Wages expense settled with capital stock | (4,686) | - | - |
| **Non-cash investing activities** | | | |
| Resource property expenditures settled with capital stock | (60,430) | (8,567,167) | - |

## 14 The effect of applying accounting principles generally accepted in the United States

The consolidated financial statements of the company have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada. Under United States GAAP, the company is considered to be in the exploration stage. Significant measurement differences between GAAP in Canada and in the United States that would have an effect on these consolidated financial statements are as follows:

**Loss for the year**

| | 2001<br>$ | 2000<br>$ | 1999<br>$ |
|---|---|---|---|
| Loss for the year following Canadian GAAP | (3,089,812) | (590,004) | (903,743) |
| Exploration expenditures for the year (a) | (1,438,157) | (3,315,257) | (6,504,282) |
| Exploration expenditures incurred and written off in the current year | 174,098 | - | - |
| Exploration expenditures written off in the year that would have been expensed under U.S. GAAP in previous years when incurred | 1,673,995 | - | - |
| Loss for the year following U.S. GAAP | (2,679,876) | (3,905,261) | (7,408,025) |
| Basic loss per common share following U.S. GAAP | (0.06) | (0.09) | (0.32) |

(expressed in Canadian dollars)

**Resource properties**

| | 2001 $ | 2000 $ |
|---|---|---|
| Resource properties - Canadian GAAP | 40,060,952 | 41,180,388 |
| Cumulative exploration expenditures expensed | 30,448,047 | 30,857,983 |
| Resource properties - U.S. GAAP | 9,612,905 | 10,322,405 |

**Shareholders' equity**

| | 2001 $ | 2000 $ |
|---|---|---|
| Shareholders' equity - Canadian GAAP | 41,239,117 | 44,112,529 |
| Cumulative exploration expenditures expensed | 30,448,047 | 30,857,983 |
| Shareholders' equity - U.S. GAAP | 10,791,070 | 13,254,546 |

**Cash flows**

| | 2001 $ | 2000 $ | 1999 $ |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Per Canadian GAAP | (517,077) | (751,810) | (1,302,259) |
| Exploration expenditures | (1,441,446) | (3,315,257) | (6,504,282) |
| Per U.S. GAAP | (1,958,523) | (4,067,067) | (7,806,541) |
| **Cash flows from investing activities** | | | |
| Per Canadian GAAP | (1,448,597) | (3,320,741) | (6,540,250) |
| Exploration expenditures | 1,441,446 | 3,315,257 | 6,504,282 |
| Per U.S. GAAP | (7,151) | (5,484) | (35,968) |

a) Resource properties and deferred costs

Resource property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2. For U.S. GAAP purposes, the company expenses, as incurred, the exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties would then be measured periodically, for recoverability of carrying values under Statement of Financial Accounting Standard (SFAS) 121.

(expressed in Canadian dollars)

b) Stock-based compensation

For U.S. GAAP purposes, the company accounts for stock-based compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, since stock options are granted at exercise prices that are at or above the quoted market value of the company's common shares at the date of grant, there is no compensation cost to be recognized by the company.

Under U.S. GAAP, when the exercise price of certain stock options is reduced, these options are accounted for as variable from the date of the repricing. Under this method, compensation expense is recognized when the exercise price exceeds the quoted market value of the company's common shares at the date of the grant. During the year ended October 31, 2001, no compensation expense has arisen in respect of variable plan options.

c) Recent accounting pronouncements

In July 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations subsequent to June 30, 2001 and specifies criteria for recognizing intangible assets acquired in a business combination. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. Intangible assets with definite useful lives will continue to be amortized over their respective estimated useful lives. The company does not expect that the implementation of these guidelines will have a material impact on its consolidated financial position or results of operations.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires that asset retirement obligations be recognized when they are incurred, and be capitalized as part of the asset's carrying value and displayed as liabilities. SFAS No. 143 also requires increased disclosure surrounding asset retirement obligations. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The company does not expect that the implementation of these guidelines will have a material impact on its consolidated financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 requires that long-lived assets be classified as assets either to be held and used, to be disposed of other than by sale, or to be disposed of by sale. It also prescribes various approaches to valuing these types of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The company does not expect that the implementation of these guidelines will have a material impact on its consolidated financial position or results of operations.

In November 2001, the Accounting Standards Board of the Canadian Institute of Chartered Accountants issued new Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments and sets

(expressed in Canadian dollars)

out a fair value based method of accounting which is required for certain, but not all, stock-based transactions. The company is analyzing the impact of Section 3870 and will adopt the Section on January 1, 2002.

## 15 Segmented information

The company has one operating segment, the exploration and development of mineral properties located principally in Papua New Guinea (note 4). All fixed assets are held in Canada (note 5).

## 16 Subsequent events

a) On January 24, 2002, the company agreed, subject to regulatory approval, to issue a total of 446,861 common shares to certain employees and consultants as compensation for a reduction in remuneration.

b) On February 28, 2002, the company announced, subject to regulatory approval, a non-brokered private placement of 8,000,000 units at a price of $0.10 per unit to generate gross proceeds of $800,000. Each unit will consist of one common share of the company and one half warrant, every full warrant entitling the purchase of an additional common share of the company at a price of $0.12 per share for a period of eighteen months.

The company has agreed to pay a finder's fee of 8% of the proceeds in respect of this placement, such fee to be payable half in cash and half in units. The company has also agreed to issue brokers warrants entitling the purchase of up to 700,000 units in consideration of the assistance of Canaccord Capital Corporation and Bolder Investment Partners in arranging this placement.

c) On March 5, 2002, the company announced, subject to regulatory approval an increase of 700,000 units to the private placement announced on February 28, 2002 (note 16(b)) the total number of units to be issued in the private placement is now 8,700,000 units. Each of these additional 700,000 units will consist of one common share of the company and one half warrant, every full warrant entitling the purchase of an additional common share of the company at a price of $0.14 per share for a period of eighteen months, rather than $0.12 per share.

# SCHEDULE B

## SUPPLEMENTARY INFORMATION

1. (a) **Deferred costs:**

See Schedule A – Notes to Consolidated Financial Statements, Note 4. *"Resource properties and deferred costs"*

(b) **Breakdown of Public Relations & Travel costs:**

| | | |
|---|---|---|
| Expenses | $ | 7,286 |
| Travel | | 7,286 |
| Investor relations consultants | | 60,125 |
| Fax charges | | 291 |
| Internet | | 2,975 |
| | $ | 77,963 |

2. **Expenditures made to non-arm's length parties:**

The following amounts were paid to companies owned by directors:

| | | |
|---|---|---|
| Legal fees | $ | 48,337 |
| Other deferred costs – Lawyer Fees | | 27,820 |
| Mt. Kare – Lawyer Fees | | 40,253 |
| Share issue costs | | 2,675 |
| | $ | 119,085 |

3. (a) **Securities issued during the period:**

See Schedule A – Notes to Consolidated Financial Statements, Note 6.

(b) Options granted during the period:

| Date Granted | Number | Type | Name | Exercise Price | Expiry Date |
|---|---|---|---|---|---|
| | | | | | |
| 6-Mar-01 | 325,000 | Director | Abdullah Basodan | $0.17 | 6-Mar-06 |
| 6-Mar-01 | 150,000 | Director | Douglas Brown | $0.17 | 6-Mar-06 |
| 6-Mar-01 | 488,080 | Director | Chet Idziszek | $0.17 | 6-Mar-06 |
| 6-Mar-01 | 195,000 | Director | Donald Kohls | $0.17 | 6-Mar-06 |
| 6-Mar-01 | 425,000 | Director | David Laudrum | $0.17 | 6-Mar-06 |
| 6-Mar-01 | 125,000 | Director | Catherine McLeod-Seltzer | $0.17 | 6-Mar-06 |
| 6-Mar-01 | 125,000 | Director | Robert Sibthorpe | $0.17 | 6-Mar-06 |
| 6-Mar-01 | 300,000 | Director | James G. Stewart | $0.17 | 6-Mar-06 |
| 6-Mar-01 | 299,000 | Employee | Nell Dragovan | $0.17 | 6-Mar-06 |
| 6-Mar-01 | 225,000 | Employee | Jeff Cocks | $0.17 | 6-Mar-06 |
| 6-Mar-01 | 50,000 | Employee | Max Fugman | $0.17 | 6-Mar-06 |
| 6-Mar-01 | 245,000 | Employee | David Scott | $0.17 | 6-Mar-06 |
| 6-Mar-01 | 55,000 | Employee | David Mallo | $0.17 | 6-Mar-06 |
| 6-Mar-01 | 25,000 | Employee | Douglas Turnbull | $0.17 | 6-Mar-06 |
| 6-Mar-01 | 80,000 | Employee | Naomi Corrigan | $0.17 | 6-Mar-06 |
| 6-Mar-01 | 15,000 | Employee | Sherre Lapointe | $0.17 | 6-Mar-06 |
| 6-Mar-01 | 10,000 | Employee | Peggy Smith | $0.17 | 6-Mar-06 |
| 6-Mar-01 | 20,500 | Employee | Rose Davidson | $0.17 | 6-Mar-06 |
| 6-Mar-01 | 13,000 | Employee | Liz Anderson | $0.17 | 6-Mar-06 |
| 6-Mar-01 | 10,000 | Employee | Elvie Valenzuela | $0.17 | 6-Mar-06 |
| 6-Mar-01 | 25,000 | Employee | Vern Shein | $0.17 | 6-Mar-06 |
| 6-Mar-01 | 20,000 | Employee | Austin Bryde | $0.17 | 6-Mar-06 |
| 6-Mar-01 | 20,000 | Employee | Graham Pople | $0.17 | 6-Mar-06 |
| 6-Mar-01 | 20,000 | Employee | Colin Campbell | $0.17 | 6-Mar-06 |
| 6-Mar-01 | 50,000 | Employee | Gerry McArthur | $0.17 | 6-Mar-06 |

4. (a) Authorized and issued share capital at October 31, 2001

| | | | Issued | |
|---|---|---|---|---|
| Class | Par Value | Authorized | Number | Amount |
| Common | N.P.V. | 100,000,000 | 46,073,006 | $51,916,544 |

**(b) Summary of options and warrants outstanding at October 31, 2001**

| Security | Number or Amount | Exercise or convertible price | Expiry Date |
|---|---|---|---|
| Options | 3,315,580 | $0.17 | March 6, 2006 |
| Warrants | 3,175,000 | $1.00<br>$1.50 | November 17, 2001<br>November 17, 2002 |
| Warrants | 4,315,578 | $0.90 | February 28, 2002 |
| Agent Warrants | 847,731 | $0.90 | February 28, 2002 |

**(c) Share in escrow or subject to a pooling agreement as at October 31, 2001**

| | Number of Shares |
|---|---|
| Escrow | NIL |

**5. List of Directors and Officers as at March 8, 2002**

| Name | Position |
|---|---|
| | |
| Chet Idziszek | Director, Chairman, C.E.O. & President |
| David Laudrum | Director |
| James Stewart | Director, Secretary |
| Dr. Abdullah Basodan | Director |
| Douglas Brown | Director |
| Donald Kohls | Director |
| Catherine McLeod-Seltzer | Director |
| Robert Sibthorpe | Director |

# SCHEDULE C

## MANAGEMENT DISCUSSION

MADISON ENTERPRISES CORP.
(the "Company")

# MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the three years ended October 31, 2001 should be read in conjunction with the financial statements of the Company and related notes included therein. The Company's financial statements are in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). Note 14 of the financial statements of the Company, as well as "Material Differences Between Canadian and U.S. Generally Accepted Accounting Principles", below, sets forth the differences were such information to be presented in accordance with United States generally accepted accounting principles ("U.S. GAAP").

## Operating Results

*Fiscal Year Ended October 31, 2001 Compared to Fiscal Year Ended October 31, 2000*

During the fiscal year ended October 31, 2001, the Company recorded a foreign exchange gain of $30,530, interest income of $82,895 and a write-off of resource properties and deferred expenditures of $2,557,593 primarily related to its Belencillo property. During the fiscal year ended October 31, 2000, the Company recorded a foreign exchange loss of $25,167 and interest income of $170,644. Interest income fluctuates due to the amount of funds on deposit and the rate of interest paid thereon.

Expenses for the fiscal year ended October 31, 2001 were $645,644, down from $735,481 for the fiscal year ended October 31, 2000. This decrease is primarily due to decreased audit and accounting fees, depreciation, filing fees and public relations costs. Audit and accounting fees for the fiscal year ended October 31, 2001 decreased to $49,176 from $69,228 for the fiscal year ended October 31, 2000, largely as a result of the cost of tax structuring advice during the prior year. During the fiscal year ended October 31, 2001, the Company incurred depreciation of $24,783, as compared with $66,863 in the fiscal year ended October 31, 2000. Filing fees for the fiscal year ended October 31, 2001 decreased to $8,804 from $18,098 for the fiscal year ended October 31, 2000, largely as a result of fees associated with the acquisition by the Company of an additional interest in the Mt. Kare Property and with financings carried out during the fiscal year ended October 31, 2000. Public relations expenses fell to $70,677 in the fiscal year ended October 31, 2001 from $159,594 in the fiscal year ended October 31, 2000 as a result of market awareness programs undertaken in the prior year.

The net loss for the fiscal year ended October 31, 2001 was $3,089,312 or $0.07 per share as compared with a net loss for the fiscal year ended October 31, 2000 of $590,004 or $0.01 per share. The Company also expects to incur a net operating loss for the fiscal year ending October 31, 2002.

*Fiscal Year Ended October 31, 2000 Compared to Fiscal Year Ended October 31, 1999*

During the fiscal year ended October 31, 2000, the Company recorded interest income of $170,644. During the fiscal year ended October 31, 1999, the Company recorded interest income of $147,301. Interest income fluctuates due to the amount of funds on deposit and the rate of interest paid thereon. During the fiscal year ended October 31, 2000, the Company recorded a foreign exchange loss of $25,167, as compared with $248,583 in the fiscal year ended October 31, 1999, as a result of currency fluctuations associated with exploration of its Mt. Kare Property.

Expenses for the fiscal year ended October 31, 2000 were $735,481, down from $802,461 for the fiscal year ended October 31, 1999. This decrease is primarily due to decreased legal fees, office and rent costs and wages. Legal expenses for the fiscal year ended October 31, 2000 decreased to $51,112 from $82,397 for the fiscal year ended October 31, 1999, largely as a result of the level of work related to the negotiation and settlement of the sale agreement under which the Company acquired an additional interest in the Mt. Kare Property during the fiscal year ended October 31, 1999. Public relations expenses rose to $159,594 in the fiscal year ended October 31, 2000 from $123,244 in the fiscal year ended October 31, 1999. During the fiscal year ended October 31, 2000, office and rent costs decreased to $178,361 from $230,772 for the fiscal year ended October 31, 1999 as a result of cost sharing arrangements as the other companies sharing space with the Company agreed to pay a higher level of rent following renegotiation of the head lease and office costs were reapportioned following a review of work carried out on behalf of those other companies. Wages and other labour costs decreased to $203,809 for the fiscal year ended October 31, 2000 from $288,429 for the fiscal year ended October 31, 1999 as a result of the decreased exploration activity of the Company.

The net loss for the fiscal year ended October 31, 2000 was $590,004 or $0.01 per share as compared with a net loss for the fiscal year ended October 31, 1999 of $903,743 or $0.04 per share.

*Fiscal Year Ended October 31, 1999 Compared to Fiscal Year Ended October 31, 1998*

During the fiscal year ended October 31, 1999, the Company recorded interest income of $147,301. During the fiscal year ended October 31, 1998, the Company recorded property revenue of $142,436 and interest income of $299,514. Property revenue was due to management fees from Carpenter Pacific Resources NL ("Carpenter") as a result of the joint venture between the Company and Carpenter on the Mt. Kare Property. Interest income fluctuates due to the amount of funds on deposit and the rate of interest paid thereon.

Expenses for the fiscal year ended October 31, 1999 were $1,280,940, down from $2,292,553 for the fiscal year ended October 31, 1998. This decrease is primarily due to the cessation of a public relations campaign undertaken by the Company during the fiscal year ended October 31, 1998. During the fiscal year ended October 31, 1999, the Company recorded a foreign exchange loss of $248,583, as compared with a foreign exchange gain of $392,474 in the fiscal year ended October 31, 1998, as a result of currency fluctuations associated with exploration of its Mt. Kare Property. Legal expenses for the fiscal year ended October 31, 1999 increased to

$82,397 from $62,263 for the fiscal year ended October 31, 1998, largely as a result of the level of work related to the negotiation and settlement of the sale agreement under which the Company acquired an additional interest in the Mt. Kare Property. Public relations expenses fell to $123,244 in the fiscal year ended October 31, 1999 from $1,730,646 in the fiscal year ended October 31, 1998 due primarily to the cessation of a public relations campaign undertaken by the Company during the fiscal year ended October 31, 1998 to assist with respect to the completion of financings undertaken during that fiscal year. During the fiscal year ended October 31, 1999, office and rent costs increased slightly to $230,772 from $208,301 for the fiscal year ended October 31, 1998. Wages and other labour costs decreased slightly to $288,429 for the fiscal year ended October 31, 1999 from $315,055 for the fiscal year ended October 31, 1998.

The net loss for the fiscal year ended October 31, 1999 was $903,743 or $0.04 per share as compared with a net loss for the fiscal year ended October 31, 1998 of $1,850,603 or $0.10 per share.

**Liquidity and Capital Resources**

In management's view, given the nature of the Company's activities, which consist of the acquisition, exploration, exploration management and sale of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources. The Company does not currently own or have an interest in any mineral producing properties and has not derived any revenues from the sale of gold, silver or other materials in the last three financial years. The Company's principal property, the Mt. Kare Property, is located in Papua New Guinea, and as a result the Company's operations on the property may be subject to additional risks.

The Company's mineral exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations. There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all, and should this occur, there is substantial doubt about the ability of the Company to continue as a going concern. In the near term, the Company plans to continue its exploration activities on its currently held properties. Based on its existing working capital, the Company expects to require additional financing for its currently held properties during the upcoming fiscal year. The Company has not carried out debt financing nor has it made use of any financial instruments for hedging purposes. The Company had no material commitments for capital expenditures at the end of its most recent fiscal year.

Management reviews annually the carrying value of the Company's interest in each mineral property and where necessary, properties are written down to the estimated recoverable amount determined on a non-discounted basis after giving effect to any property option agreements and cost recovery agreements. Costs relating to properties abandoned are written off when the decision to abandon is made.

While the Company has been successful in raising the necessary funds to finance its exploration activities to date, there can be no assurance that it will be able to continue to do so. If such funds are not available or cannot be obtained and its joint venture arrangements are insufficient to cover the costs of the Company's mineral exploration activities, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of its exploration programs on its Mt. Kare Property.

*October 31, 2001 Compared to October 31, 2000*

At October 31, 2001, the Company's current assets totalled $1,232,047 compared to $3,063,332 at October 31, 2000. The decrease is primarily attributable to expenditures resulting from its investment in the Mt. Kare Property. During the same period, total liabilities decreased to $133,149 from $228,090, due primarily to the Company's decreased exploration activities on the Mt. Kare Property. As a result of these same factors, working capital was $1,098,898 at October 31, 2001 as compared with working capital of $2,835,242 at October 31, 2000. The Company had no long-term debt at either October 31, 2001 or October 31, 2000.

At October 31, 2001, the Company had total assets of $41,372,266 as compared with $44,340,619 at October 31, 2000. This decrease is due principally to general and administrative expenses and a write-off of resource properties offset by proceeds from the sale of share capital during the year.

Share capital as at October 31, 2001 was $51,916,544, up from $51,700,144 as at October 31, 2000 due to the issuance of share capital. During the fiscal year ended October 31, 2000, the Company issued 733,137 common shares at a price of $0.21 per share pursuant to a private placement to generate net proceeds of $151,284 and issued 609,353 shares recorded at $65,116 as compensation for certain employees and consultants.

The Company's largest cash outflow in the fiscal years ended October 31, 2001 and October 31, 2000 was expenditures resulting from its investment in mineral properties, namely its Mt. Kare Property. During the fiscal year ended October 31, 2001, the Company incurred property expenditures of $1,441,446, compared to $3,315,257 during the fiscal year ended October 31, 2000. The amount of exploration costs incurred by the Company fluctuates based on the scope of any exploration program the Company carries out during a specific period and cash available.

*October 31, 2000 Compared to October 31, 1999*

At October 31, 2000, the Company's current assets totalled $3,063,332 compared to $2,336,104 at October 31, 1999. The increase is primarily attributable to the sale of share capital. During the same period, total liabilities decreased to $228,090 from $868,746, due primarily to the Company's decreased exploration activities on the Mt. Kare Property and the fact that the Company's former joint venture partner had not sent in advance its contribution to the costs of exploration of the Mt. Kare property. As a result of these same factors, working capital was $2,835,242 at October 31, 2000 as compared with working capital of $1,467,358 at October 31, 1999. The Company had no long-term debt at either October 31, 2000 or October 31, 1999.

At October 31, 2000, the Company had total assets of $44,340,619 as compared with $31,792,346 at October 31, 1999. This increase is due principally to its acquisition of a further 25% interest in the Mt. Kare property.

Share capital as at October 31, 2000 was $51,700,144, up from $39,088,378 as at October 31, 1999 due to the issuance of share capital. During the fiscal year ended October 31, 2000, the Company issued 47,170 shares pursuant to the exercise of warrants to generate net proceeds of $25,000 and 8,631,157 units pursuant to a private placement to generate net proceeds of $5,186,766. Each unit was comprised of one common share of the Company and one-half share purchase warrant, each whole warrant entitling the holder to purchase one additional common share of the Company at a price of $0.70 per share until February 28, 2001 and thereafter at a price of $0.90 per share until February 28, 2002. The Company also issued 10,000,000 shares recorded at $7,400,000 in connection with its acquisition of a further 25% interest in the Mt. Kare property.

The Company's largest cash outflow in the fiscal years ended October 31, 2000 and October 31, 1999 was expenditures resulting from its investment in mineral properties, namely its Mt. Kare Property. During the fiscal year ended October 31, 2000, the Company incurred property expenditures of $3,315,257, compared to $6,504,282 during the fiscal year ended October 31, 1999. The amount of exploration costs incurred by the Company fluctuates based on the scope of any exploration program the Company carries out during a specific period and cash available.

*October 31, 1999 Compared to October 31, 1998*

At October 31, 1999, the Company's current assets totalled $2,336,104 compared to $9,123,109 at October 31, 1998. The decrease is primarily attributable to expenditures resulting from its investment in the Mt. Kare Property. During the same period, total liabilities decreased to $868,746 from $1,890,763, due primarily to the cessation of drilling on the Mt. Kare Property. As a result of these same factors, working capital was $1,467,358 at October 31, 1999 as compared with working capital of $7,232,346 at October 31, 1998. The Company had no long-term debt at either October 31, 1999 or October 31, 1998.

At October 31, 1999, the Company had total assets of $31,792,346 as compared with $32,113,427 at October 31, 1998. This decrease is due principally to general and administrative expenses.

Share capital as at October 31, 1999 was $39,088,378, up from $37,483,699 as at October 31, 1998 due to the issuance of share capital. During the fiscal year ended October 31, 1999, the Company issued 3,066,036 units pursuant to a private placement to generate net proceeds of $1,604,679. Each unit was comprised of one common share of the Company and one share purchase warrant, each warrant entitling the holder to purchase one additional common share of the Company at a price of $0.53 per share until October 15, 2000 and thereafter at a price of $0.61 per share until October 15, 2000 as to 2,688,678 warrants and at a price of $0.80 per share until October 15, 2001 and thereafter at a price of $0.92 per share until October 15, 2000 as to 377,358 warrants. The Company also issued 23,584 shares as a finder's fee for a deemed amount of $12,500 in connection with this private placement.

The Company's largest cash outflow in the fiscal years ended October 31, 1999 and October 31, 1998 was expenditures resulting from its investment in mineral properties, namely its Mt. Kare Property. During the fiscal year ended October 31, 1999, the Company incurred property expenditures of $6,504,282, compared to $7,113,391 during the fiscal year ended October 31, 1998. The amount of exploration costs incurred by the Company fluctuates based on the scope of any exploration program the Company carries out during a specific period.

*Subsequent Event*

Subsequent to the fiscal year ended October 31, 2001, the Company arranged a non-brokered private placement of 8,700,000 Units at a price of $0.10 per Unit to generate proceeds of $870,000. Each Unit will consist of one common share and one half non-transferable share purchase warrant, each full warrant entitling the purchase of one additional share of the Company at a price of $0.12 for a period of eighteen months as to 8,000,000 units and at a price of $0.14 for a period of eighteen months as to 700,000 units.

Canaccord Capital Corp. ("Canaccord") and Bolder Investment Partners Ltd. ("Bolder") have assisted the Company in arranging the private placement and, in consideration thereof, the Company has agreed to pay Canaccord a finder's fee of 8% of the gross proceeds payable half in cash and half in units ($34,800 and 348,000 units) and has also agreed to issue to Canaccord and Bolder 670,000 and 100,000 brokers warrants, respectively.

The private placement is expected to close before the end of March 2002 and the proceeds from the placement will be used to fund the resumption of exploration on the Company's Mt. Kare gold property in Papua New Guinea.

*Material Differences between Canadian and U.S. Generally Accepted Accounting Principles*

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP) which differ in certain respects from those principles that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The major measurement differences between Canadian and U.S. GAAP, which affect the Company's financial statements, are described below:

Under U.S. GAAP, deferred exploration costs are written off as incurred. Had the Company presented its financial statements in accordance with U.S. GAAP, its earnings for the fiscal year ended October 31, 2001 would have been increased by $409,936 and for the fiscal years ended October 31, 2000 and 1999 would have been reduced by $3,315,257 and $6,504,282, respectively.

For financial statement purposes, the Company follows the recommendation of Accounting Principles Board Opinion (APB) 25 in accounting for stock options.

BY ORDER OF THE BOARD OF DIRECTORS OF
MADISON ENTERPRISES CORP.

Chet Idziszek, President

# Proxy

## ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

## MADISON ENTERPRISES CORP.

**TO BE HELD AT:** **Suite 2000 – 1055 West Hastings Street**
**Vancouver, British Columbia**

**ON WEDNESDAY, APRIL 17, 2002 AT 10:00 AM**

**The undersigned member ("Registered Shareholder") of the Company hereby appoints,** Chet Idziszek, *President of the Company, or failing this person,* James G. Stewart, *Secretary of* the Company, or in the place of the foregoing, ________________ (*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment *thereof.*

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

**The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.**

**REGISTERED HOLDER SIGN HERE:** ______________________________

**DATE SIGNED:** ______________________

**Resolutions** (For full details of each item, please see the enclosed Notice of Meeting and *Information Circular*)

| | For | Against | Withhold |
|---|---|---|---|
| 1. Appointment of PricewaterhouseCoopers LLP as auditors of the Company | | N/A | |
| 2. To authorize the Directors to fix the Auditors' remuneration | | | N/A |
| 3. To determine the number of Directors at six (6) | | | N/A |
| 4. To elect as Director, Abdullah Basodan | | N/A | |
| 5. To elect as Director, Chet Idziszek | | N/A | |
| 6. To elect as Director, Donald Kohls | | N/A | |
| 7. To elect as Director, Catherine McLeod-Seltzer | | N/A | |
| 8. To elect as Director, Robert Sibthorpe | | N/A | |
| 9. To elect as Director, James G. Stewart | | N/A | |
| 10. Approval of Stock Options | | | N/A |
| 11. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions | | N/A | |

**THIS PROXY MUST BE SIGNED AND DATED.**

**SEE IMPORTANT INSTRUCTIONS ON REVERSE.**

# INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   **(a)** ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   **OR**

   **(b)** ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

***To be represented at the Meeting,*** **voting instructions *must be DEPOSITED* at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

**The mailing address of Pacific Corporate Trust Company is 10th Floor - 625 Howe Street, Vancouver, British Columbia, V6C 3B8, and its fax number is (604) 689-8144.**

**Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://www.stocktronics.com/webvote**

# RETURN CARD

TO REGISTERED HOLDERS AND
NON-REGISTERED HOLDERS (BENEFICIAL HOLDERS)

In accordance with National Policy Statement No. 41/Shareholder Communication (the "Policy"):

1. registered shareholders may elect annually to have their name added to an issuer's supplemental mailing list in order to receive quarterly reports for the issuer's first, second and third fiscal quarters. Registered shareholders will automatically receive a quarterly report for an issuer's fourth fiscal quarter;

2. non-registered shareholders may elect annually to have their name added to an issuer's supplemental mailing list in order to receive quarterly reports for the issuer's first, second and third fiscal quarters. Non-registered shareholders entitled to receive an issuer's audited annual financial statements, pursuant to the Policy, will receive a quarterly report for an issuer's fourth fiscal quarter.

**If you wish to be placed on the Company's supplemental mailing list, please complete and return this form by mail or by fax #(604) 331-8773 to the Company:**


**MADISON ENTERPRISES CORP.**
**Suite 2000 – 1055 West Hastings Street**
**Vancouver, B.C.**
**V6E 2E9**


NAME OF ISSUER: **MADISON ENTERPRISES CORP.**

NAME OF SHAREHOLDER: ______________________________
(Please Print)

ADDRESS: ______________________________

______________________________

SIGNATURE: ______________________________
I certify that I am a registered shareholder

SIGNATURE: ______________________________
I certify that I am a non-registered shareholder

DATED: ______________________________

**Note:** **As the supplemental list will be updated each year, a return card will be required annually in order to remain on the list.**

**MADISON**
**ENTERPRISES CORP.**
Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C., Canada V6E 2E9
Tel. (604) 331-8772 • Fax (604) 331-8773 or (604) 688-0063

**March 21, 2002**

**Trading Symbol: CDNX-MNP**
**OTC\BB-MDSEF**

# $870,000 PRIVATE PLACEMENT CLOSES

Further to its news releases of February 28 and March 5, 2002, **Madison Enterprises Corp.** ("**Madison**") is pleased to report that its non-brokered private placement of 8,700,000 units closed today. Each unit consists of one common share of **Madison** and one half warrant, every full warrant entitling the purchase of an additional common share of **Madison** at a price of $0.12 per share as to 8,000,000 units and at a price of $0.14 as to 700,000 units, in both cases until September 21, 2003.

In connection with this placement, **Madison** paid a finder's fee to Canaccord Capital Corporation of $34,800 and 348,000 units. In consideration of the assistance of Canaccord and Bolder Investment Partners Limited in arranging this placement, **Madison** also issued brokers warrants entitling Canaccord and Bolder to purchase of up to 670,000 and 100,000 common shares, respectively, of **Madison**.

The common shares which comprise a part of the units and any common shares acquired on the exercise of the warrants which comprise a part of the units or on the exercise of the brokers' warrants are subject to a hold period which expires on July 21, 2002.

**On behalf of the Board of Directors of**
**MADISON ENTERPRISES CORP.**

**Chet Idziszek, President**

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

# QUARTERLY AND YEAR END REPORT

BC FORM 51-901
(previously Form 61)

British Columbia Securities Commission

BCSC



**Meeting the Form Requirements**

BC Form 51-901 consists of three parts: Instructions to Schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 requirements. The form of certificate should be amended so as to refer to one or more of the three schedules required to complete the report.

| ISSUER DETAILS<br>NAME OF ISSUER | | | FOR QUARTER ENDED | DATE OF REPORT<br>Y / M / D |
|---|---|---|---|---|
| **MADISON ENTERPRISES CORP.** | | | **January 31, 2002** | **2002/03/27** |
| ISSUER ADDRESS<br>#2000 – 1055 West Hastings Street | | | | |
| CITY<br>Vancouver, | PROVINCE<br>B.C. | POSTAL CODE<br>V6E 2E9 | ISSUER FAX No.<br>(604) 331-8773 | ISSUER PHONE No.<br>(604) 331-8772 |
| CONTACT PERSON<br>James G. Stewart | | CONTACT'S POSITION | | CONTACT PHONE No.<br>(604) 331-8772 |
| CONTACT EMAIL ADDRESS<br>Jstewart@mine-tech.com | | WEB SITE ADDRESS<br>www.madisonenterprises.com | | |

**CERTIFICATE**

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED<br>Y / M / D |
|---|---|---|
| [signature] | Chet Idziszek | 2002/03/27 |
| [signature] | James G. Stewart | 2002/03/27 |

FIN 51-901F Rev 2001/3/20

# MADISON ENTERPRISES CORP.

## QUARTERLY REPORT

### JANUARY 31, 2002

(Unaudited – Prepared by Management)

## Madison Enterprises Corp.
(An exploration stage company)
Consolidated Balance Sheets
As at

(expressed in Canadian dollars)

| | January 31, 2002 $ (unaudited) | October 31, 2001 $ |
|---|---|---|
| **Assets** | | |
| **Current Assets:** | | |
| Cash and cash equivalents | 760,218 | 1,127,560 |
| Accounts receivable | 94,226 | 40,630 |
| Prepaid expenses and deposits | 63,857 | 63,857 |
| | 918,301 | 1,232,047 |
| **Resource properties and deferred costs** | 40,192,968 | 40,060,952 |
| **Fixed assets** | 74,665 | 79,267 |
| | 41,185,934 | 41,372,266 |
| **Liabilities** | | |
| **Current Liabilities** | | |
| Accounts payable and accrued liabilities | 123,928 | 133,149 |
| **Shareholders' Equity** | | |
| **Capital stock** | | |
| Authorized | | |
| 100,000,000 common shares without par value | | |
| Issued | | |
| 46,073,006 common shares | 51,916,544 | 51,916,544 |
| **Share purchase warrants** | 1,167,167 | 1,167,167 |
| **Deficit** | (12,021,705) | (11,844,594) |
| | 41,062,006 | 41,239,117 |
| | 41,185,934 | 41,372,266 |

**Nature of operations and going concern (note 1)**
**Subsequent events (note 7)**

**Approved by the Board**

_______________ Director _______________ Director

## Madison Enterprises Corp.

(An exploration stage company)

Consolidated Statements of Loss and Deficit

(expressed in Canadian dollars, unaudited)

| | For the three months ended January 31, 2002 $ | For the three months ended January 31, 2001 $ |
|---|---|---|
| **General and administrative expenses** | | |
| Accounting and audit | 2,200 | 4,300 |
| Bank charges | 338 | 385 |
| Depreciation | 4,900 | 5,941 |
| Filing fees | 2,139 | 3,834 |
| Insurance | - | 3,023 |
| Legal fees | 11,585 | 15,869 |
| Office and rent | 76,501 | 65,056 |
| Office cost reimbursement | (31,853) | (31,003) |
| Property exam | 1,761 | - |
| Public relations | 22,450 | 14,903 |
| Transfer agent's fees | 992 | 905 |
| Travel | 1,270 | 4,912 |
| Wages | 85,757 | 55,941 |
| | 178,040 | 144,066 |
| **Other:** | | |
| Interest earned | (4,812) | (33,167) |
| Foreign exchange loss (gain) | 3,883 | (57) |
| | (929) | (33,224) |
| **Loss for the period** | 177,111 | 110,842 |
| **Deficit - Beginning of period** | 11,844,594 | 8,754,782 |
| **Deficit - End of period** | 12,021,705 | 8,865,624 |
| **Basic and diluted loss per share** | (0.00) | (0.00) |

**Madison Enterprises Corp.**
(An exploration stage company)
Consolidated Statements of Cash Flows

(expressed in Canadian dollars, unaudited)

| | For the three months ended January 31, 2002 $ | For the three months ended January 31, 2001 $ |
|---|---|---|
| **Cash flows from operating activities** | | |
| Loss for the year | (177,111) | (110,842) |
| Item not involving cash | | |
| Depreciation | 4,900 | 5,941 |
| Change in non-cash operating working capital: | | |
| Increase in accounts receivable | (53,596) | (17,505) |
| Increase in prepaid expenses and deposits | - | (1,729) |
| Decrease in accounts payable and accrued liabilities | (20,966) | (46,848) |
| | (246,773) | (170,983) |
| **Cash flows from financing activity** | | |
| Capital stock issued for cash | - | - |
| **Cash flows from financing activities** | | |
| Expenditures on resource properties | (120,271) | (811,589) |
| Purchase of fixed assets | (298) | - |
| | (120,569) | (811,589) |
| **Decrease in cash and cash equivalents** | (367,342) | (982,572) |
| **Cash and cash equivalents at beginning of period** | 1,127,560 | 2,941,950 |
| **Cash and cash equivalents at end of period** | 760,218 | 1,959,378 |

## 1. Nature of operations and going concern

The Company is in the process of exploring its resource properties and has not determined whether these properties contain ore reserves that are economically recoverable. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

The recoverability of amounts shown for resource properties is dependent upon the discovery of economically recoverable ore reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete exploration and subsequent development, and upon future profitable production from the properties or proceeds from disposition. The Company will have to raise additional funds to complete exploration and subsequent development, and while it has been successful in the past, there can be no assurance that it will be able to do so in the future. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meets its obligations on a timely basis, to obtain financing that may be required, and to ultimately obtain profitability, and accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

Although the Company has take steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements, transfers or Native land claims, and title may be affected by undetected defects.

## 2. Interim unaudited consolidated financial statements

While these interim unaudited consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements, they follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended October 31, 2001.

3. Capital stock

The Company's authorized share capital consists of 100,000,000 common shares without par value.

| | Number of Shares | Amount $ |
|---|---|---|
| Balance, October 31, 2001 and January 31, 2002 | 46,073,006 | 51,916,544 |

## 4. Resource properties and deferred costs

| | Mt. Kare, Papua New Guinea $ |
|---|---|
| Balance, October 31, 2001 | 40,060,952 |
| Assays | 465 |
| Camp/Office | 1,193 |
| Communications | 3,196 |
| Community Relations | 263 |
| Contractors-Computers/Drafting | 15,335 |
| Evaluation of Alluvial Resource | 3,190 |
| Food Supplies and Catering | 3,534 |
| Fuel Supplies | (2,549) |
| Geological Staff | 60,642 |
| Helicopter | (2,512) |
| Land & Legal | 99 |
| Lawyer Fees | 9,585 |
| Licence Fees | 219 |
| Local Labour-wages | 7,898 |
| Outside Contractors-Community Relations | 14,082 |
| Port Moresby Office | 14,618 |
| Travel & Accommodation | 2,758 |
| | 132,016 |
| Balance, January 31, 2002 | 40,192,968 |

5. **Related Party Transactions**

The Company incurred the following expenses with directors and a company related by way of directors in common during the three months ended January 31, 2002, and 2001:

| | 2002 | 2001 |
|---|---|---|
| | $ | $ |
| Legal fees expensed | 6,206 | 14,945 |
| Legal fees charged to resource properties and deferred costs | 6,206 | 23,392 |
| Account receivable (c) | 52,304 | 11,322 |

a) As at January 31, 2002, accounts payable include $nil (October 31, 2001 - $13,536) due to officers and directors of the Company.

b) During the period ended January 31, 2002, the Company recorded reimbursement of $31,853 (2001 - $31,003) for rental of office space and certain shared office costs, from companies related by way of directors in common.

c) During the period ended January 31, 2002, the Company funded general and administrative expenses of $53,204 for companies related by way of directors in common, pursuant to cost sharing arrangements with such companies. At January 31, 2002, accounts receivable include $68,207 (October 31, 2001 - $15,903) due from these companies.

6. **Segmented Information**

The Company has one operating segment, the exploration and development of mineral properties located principally in Papua New Guinea. All fixed assets are held in Canada.

7. **Subsequent Events**

a) The Company issued a total of 446,861 common shares, valued at $44,686, to certain employees and consultants as compensation for a reduction in remuneration.

b) On February 28, 2002, the Company announced, subject to regulatory approval, a non-brokered private placement of 8,000,000 units at a price of $0.10 per unit to generate gross proceeds of $800,000. Each unit will consist of one common share of the Company and one half warrant, every full warrant entitling the purchase of an additional common share of the Company at a price of $0.12 per share for a period of eighteen months.

The Company has agreed to pay a finder's fee of 8% of the proceeds in respect of this placement, such fees to be payable half in cash and half in units. The Company has also agreed to issue brokers warrants entitling the purchase of up to 700,000 units in consideration of the assistance Canaccord Capital Corporation and Bolder Investment Partners in arranging this placement.

c) On March 5, 2002, the Company announced, subject to regulatory approval, an increase of 700,000 units to the private placement announced on February 28, 2002. The total number of units to be issued in the private placement is now 8,700,000 units. Each of these additional 700,000 units will consist of one common share of the Company and one half warrant, every full warrant entitling the purchase of an additional common share of the Company at a price of $0.14 per share for a period of eighteen months, rather than $0.12 per share.

The Company agreed to issue an additional 70,000 brokers warrants to Canaccord Capital Corporation in respect of these additional units.

## SCHEDULE B

## SUPPLEMENTARY INFORMATION

1. (a) Deferred costs:

See Schedule A – Notes to Interim Financial Statements, Note 4. *"Resource properties and deferred costs"*

(b) **Breakdown of Office and Rent costs:**

| | | |
|---|---|---|
| Office | $ | 30,211 |
| Rent | | 46,290 |
| | $ | 76,501 |

(c) **Breakdown of Public Relations costs:**

| | | |
|---|---|---|
| Expenses | $ | 1,950 |
| Investor relations consultants | | 19,900 |
| Internet | | 600 |
| | $ | 22,450 |

## 2. Expenditures made to non-arm's length parties:

See Schedule A – Notes to Interim Financial Statements, Note 5.

## 3. (a) Securities issued during the period:

See Schedule A – Notes to Interim Financial Statements, Note 3.

**(b) Options granted during the period:**

No options were granted during the quarter ended January 31, 2002.

**4. (a) Authorized and issued share capital at January 31, 2002**

| | | | Issued | |
|---|---|---|---|---|
| Class | Par Value | Authorized | Number | Amount |
| Common | N.P.V. | 100,000,000 | 46,073,006 | $51,916,544 |

(b) Summary of options and warrants outstanding at January 31, 2002

| Security | Number or Amount | Exercise or convertible price | Expiry Date |
|---|---|---|---|
| Options | 3,290,580 | $0.17 | March 6, 2006 |
| Warrants | 3,175,000 | $1.50 | November 17, 2002 |
| Warrants | 4,315,578 | $0.90 | February 28, 2002 |
| Agent Warrants | 847,731 | $0.90 | February 28, 2002 |

**(c) *Share in escrow or subject to a pooling agreement as at January 31, 2002***

| | Number of Shares |
|---|---|
| Escrow | NIL |

**5. List of Directors and Officers as at March 27, 2002**

| Name | Position |
|---|---|
| | |
| Chet Idziszek | Director, President, Chairman & C.E.O. |
| David Laudrum | Director |
| James Stewart | Director, Secretary |
| Dr. Abdullah Basodan | Director |
| Douglas Brown | Director |
| Donald Kohls | Director |
| Catherine McLeod-Seltzer | Director |
| Robert Sibthorpe | Director |

## SCHEDULE C

## MANAGEMENT DISCUSSION

# MADISON ENTERPRISES CORP.

(the "Company")

## MANAGEMENT DISCUSSION FOR
## THE THREE MONTHS ENDED JANUARY 31, 2002

During the three months ended January 31, 2002, the Company sought funding to resume exploration at its Mt. Kare gold property in Papua New Guinea. Subsequent to the end of the period, the Company announced that it had arranged, subject to regulatory approval, a non-brokered private placement of 8,700,000 Units at a price of $0.10 per Unit to generate proceeds of $870,000. Each Unit will consist of one common share and one half non-transferable share purchase warrant, each full warrant entitling the purchase of one additional share of the Company at a price of $0.12 for a period of eighteen months as to 8,000,000 units and at a price of $0.14 for a period of eighteen months as to 700,000 units. In connection with this placement, the Company has agreed to pay Canaccord Capital Corp. ("Canaccord") a finder's fee of 8% of the gross proceeds payable half in cash and half in units ($34,800 and 348,000 units) and has also agreed to issue to Canaccord 670,000 brokers warrants and 100,000 brokers warrants to Bolder Investment Partners Ltd. The proceeds from this private placement will be used to fund the resumption of exploration on the Mt. Kare gold property.

**OPERATIONS AND FINANCIAL CONDITION**

At January 31, 2002, the Company had total assets of $41,185,934 as compared with $41,372,266 at October 31, 2001. This decrease is due principally to general and administrative expenses. Working capital at January 31, 2002 decreased to $794,373 from working capital of $1,098,898 at October 31, 2001. The Company's largest cash outflow in the three month period ended January 31, 2002 was as a result of general and administrative expenses of $178,040. During the three month period ended January 31, 2001, the Company's largest cash outflow resulted from investments in resource properties of $811,589.

During the three month period ended January 31, 2002, the Company recorded interest income of $4,812 and a foreign exchange loss of $3,883. During the three month period ended January 31, 2001, the Company recorded interest income of $33,167 and a foreign exchange gain of $57.

Expenses for the three month period ended January 31, 2002 were $178,040, up from $144,066 for the three month period ended January 31, 2001 due principally to increased wages. During the three month period ended January 31, 2002, the Company incurred expenses of $64,716 with parties not at arm's length to the Company. These expenses are comprised of legal fees paid to directors of the Company or its Papua New Guinea subsidiaries totalling $12,412 and office costs incurred on behalf of companies with directors in common totalling $52,304 pursuant to cost sharing arrangements with such companies. The net loss for the three month period ended January 31, 2002 was $177,111 or $0.00 per share as compared with a net loss for the three month period ended January 31, 2001 of $110,842, or $0.00 per share.

CAPITAL STOCK

During the three month period ended January 31, 2002, the Company did not issue any securities.

LIQUIDITY AND CAPITAL RESOURCES

The Company's exploration activities have been funded through the sale of share capital and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations. There is no assurance that such financing can be obtained by the Company and the failure to obtain such financing will result in the curtailment of exploration activities until such financing is obtained. The Company may require additional financing during the upcoming fiscal year to maintain its previous pace of exploration. Other than as discussed herein, the Company is not aware of any trends, demands, commitments, event or uncertainties that may result in its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company's liquidity will be substantially determined by the success or failure of its exploration programs on its Mt. Kare Property.

**INVESTOR RELATIONS ACTIVITIES**

The Company handles investor relations activities internally by assigning various duties to officers, directors and employees. These duties consist primarily of responding to enquiries from the Company's shareholders and the public, distribution of news and information about the Company and other developments in the resource industry, preparation for and attendance at industry conferences, maintenance of web sites on the Internet, increasing the Company's shareholder base and assisting in raising any capital which the Company might require.

**SUBSEQUENT EVENTS**

Subsequent to the end of the period, the Company announced that it had arranged, subject to regulatory approval, the private placement referred to in the introductory paragraph of this Schedule "C". Subsequent to the end of the period, the Company issued 446,861 common shares, valued at $44,686, to certain employees and consultants as compensation for a reduction in remuneration.

**MADISON**
**ENTERPRISES CORP.**

Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C., Canada V6E 2E9
Tel. (604) 331-8772 • Fax (604) 331-8773 or (604) 688-0063

**March 28, 2002**

**Trading Symbol: CDNX-MNP**
**OTC\BB-MDSEF**

## PHASE I OF 2002 FIELD EXPLORATION PROGRAM TO BEGIN AT MT. KARE

**Madison Enterprises Corp. ("Madison")** is pleased to announce the initiation of its 2002 Phase I exploration program at the Mt. Kare gold property in Papua New Guinea, estimated by the independent engineering firm of Watts Griffis & McOuat to host a resource of 25.5 million tonnes grading 2.2 g/t gold and 29.0 g/t silver (using a 1.0 g/t gold equivalent cut-off and with the cutting of high grade gold assays to 30 g/t).

The aim of **Madison's** 2002 exploration program is to expand the total resource through the identification and delineation of new mineralized zones. Preliminary evaluation will consist of a helicopter-supported, regional prospecting and geochemical sampling program of the many drainages throughout the property. Areas displaying favorable alteration and mineralization following this first-pass reconnaissance evaluation will be further evaluated by detailed geochemical sampling, geologic mapping, trenching and ground geophysics.

Previously recognized high priority exploration targets beyond the area of known resources include the Pinuni Creek structural corridor and the Orosa Creek geophysical trend. Madison will undertake detailed mapping, sampling and trenching on the extensive NE-SW trending Pinuni Creek structural target area in order to refine drill targets for the 2002 Phase II exploration program. A similar evaluation will be undertaken at Orosa Creek to identify drill targets within this area characterized by a geophysical signature nearly identical to that associated with the known resource at Mt. Kare.

An additional component of **Madison's** Phase I exploration program will be a detailed mapping and trench sampling program across recently exposed quartz-roscoelite-sulphide mineralization, (containing visible gold) within a NE-SW structure crossing a portion of the area of previous drilling activity. Contingent upon successful results, drilling along a different orientation than previously used in this area, may be included as part of **Madison's** follow-up Phase II program.

**On behalf of the Board of Directors of**
**MADISON ENTERPRISES CORP.**

**Chet Idziszek,**
**President**

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN